UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

FIRST PHYSICIANS CAPITAL GROUP, INC.

Name of Issuer

Common Stock, par value $.01 per share

(Title and Class of Securities)

89557N109

(CUSIP Number)

Brian Potiker

c/o HSP Group, LLC

433 N. Camden Drive, Suite 810

Beverly Hills, CA 90210

(310) 271-4381

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 89557N10	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON SMP Investments I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,048,365 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,048,365 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,048,365 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.05% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

[1]	Consists of (a) 6,014,285 of Common Stock, $0.01 par value (“Common Stock”), beneficially owned by the reporting person; (b) 4,000,000 shares of Common Stock that can be acquired upon conversion of 1,250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,834,080 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 3,200,000 shares of Common Stock that can be acquired upon conversion of 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Securities and Exchange Commission (the “Commission”), shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N10	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Brian Potiker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,048,365 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,048,365 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,048,365 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.05% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Consists of (a) 6,014,285 of Common Stock beneficially owned by the reporting person; (b) 4,000,000 shares of Common Stock that can be acquired upon conversion of 1,250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,834,080 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 3,200,000 shares of Common Stock that can be acquired upon conversion of 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N10	SCHEDULE 13D	Page 4 of 11 Pages

This Amendment No. 6 to Schedule 13D is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, filed with the Commission on November 8, 2007, as amended on April 24, 2008, May 9, 2008, February 25, 2009, November 18, 2009 and April 8, 2014.

Item 1. Security and Issuer

The name of the issuer is First Physicians Capital Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. This Amendment No. 6 to Schedule 13D Statement (this “Statement”) relates to the Issuer’s Common Stock, $0.01 par value (the “Common Stock”).

Item 2. Identity and Background

(a) – (c), (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) SMP Investments I, LLC, a Michigan limited liability company (“SMP”), and (ii) Brian Potiker, by virtue of Mr. Potiker being the manager of SMP with sole power to vote and dispose of the shares held by SMP. Attached as Exhibit A hereto and incorporated by reference herein is an agreement between SMP and Mr. Potiker that provides that this Statement is filed on behalf of each of them. SMP and Mr. Potiker are sometimes collectively referred to herein as the “Reporting Persons.” The filing of this Statement shall not be construed as an admission by Mr. Potiker that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by SMP. As such, Mr. Potiker specifically disclaims beneficial ownership in the Common Stock, except to the extent that he may have a direct pecuniary interest in such Common Stock.

SMP was formed under the laws of the State of Michigan and its address is c/o HSP Group, LLC, 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. SMP’s primary business is investing in securities for its own account. Mr. Potiker is a citizen of the United States with his principal business address at c/o HSP Group, LLC, 433 N. Camden Drive, Suite 810, Beverly Hills, California 90210. Mr. Potiker is Chief Investment Officer of HSP Group, LLC, a private investment company.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(5) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All securities deemed to be beneficially owned by the Reporting Persons were purchased by SMP using available capital of SMP.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the securities of the Issuer beneficially owned or which could be deemed to be beneficially owned by them for investment purposes and may acquire additional securities, or dispose of some or all of the securities, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

CUSIP No. 89557N10	SCHEDULE 13D	Page 5 of 11 Pages

The Board of Directors of the Issuer (the “Board”) has approved an increase in the size of the Board from three to five directors, effective at the Issuer’s 2014 annual meeting of stockholders (the “Meeting”). The Board has nominated Mr. Potiker to fill one of the vacancies on the Board created by the increase in its size, and Mr. Potiker has consented to serve as a director if elected by the stockholders at the Meeting.

The Reporting Persons are evaluating potential transactions that could allow the Issuer to become eligible to terminate its registration under Section 12(g)(4) of the Act. As of the date of this Statement, the Issuer has approximately 353 stockholders, a significant portion of which hold small positions in the Issuer’s Common Stock. The Reporting Persons intend to support a reverse stock split by the Issuer, which would result in the Issuer having fewer than 300 stockholders and becoming eligible to terminate the Issuer’s registration.

Except as disclosed above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons named in Item 2 could be deemed to beneficially own the aggregate number and percentage of the shares of Common Stock set forth below:

Reporting Person	No. of Shares		Percent of Class
SMP Investments I, LLC	16,048,365	(1)	54.05	% (2)
Brian Potiker	16,048,365	(1)	54.05	% (2)

[1]	Consists of (a) 6,014,285 of Common Stock beneficially owned by the reporting person; (b) 4,000,000 shares of Common Stock that can be acquired upon conversion of 1,250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; (c) 2,834,080 shares of Common Stock that can be acquired upon exercise of warrants at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person; and (d) 3,200,000 shares of Common Stock that can be acquired upon conversion of 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, at a price of $0.3125 per share, which could be deemed to be beneficially owned by the reporting person.
[2]	Calculated based upon 19,659,507 shares of Common Stock outstanding as of June 20, 2014 based on the best information available to the reporting persons. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof held by the reporting person are considered to be outstanding for purposes of calculating such percentages, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

(b) SMP has sole power to vote or to direct the vote of 16,048,365 shares of Common Stock and the sole power to dispose of or to direct the disposition of 16,048,365 shares of Common Stock.

Brian Potiker, in his capacity as a manager of SMP, has the sole power to vote or to direct the vote of 16,048,365 shares of Common Stock, and the sole power to dispose of or to direct the disposition of 16,048,365 shares of Common Stock.

(c) None.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock deemed to be owned beneficially by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 89557N10	SCHEDULE 13D	Page 6 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

2007 Advisor Warrant

On September 13, 2007, the Issuer issued to SMP a warrant to purchase 150,000 shares of Common Stock at an exercise price of $0.45 per share in consideration for services provided by Brian Potiker on the Issuer’s advisory board. On September 13, 2009, SMP exercised its warrant to purchase 150,000 shares of Common Stock for an aggregate purchase price of $67,500.

2007 Financing

On October 29, 2007, SMP paid $1,000,000 to acquire (a) a warrant to purchase 1,200,000 shares of Common Stock at a price of $0.3125 per share, (b) a warrant to purchase 750,000 shares of Common Stock at a price of $0.50 per share, and (c) a 16% convertible promissory note in the principal amount of $1,000,000 convertible into 2,857,142 shares of Common Stock at a price of $0.35 per share. On April 30, 2008, the Issuer repaid in full upon maturity the convertible promissory note, which was convertible into 2,857,142 shares of Common Stock. The warrants were exercisable for a period of three years from the date of issuance. The warrants expired unexercised.

2008 Advisor Warrants

On March 21, 2008, the Issuer issued to SMP a warrant to purchase 714,285 shares of Common Stock at a price of $0.45 per share in consideration for services provided by Brian Potiker on the Issuer’s advisory board. On October 30, 2009, SMP exercised its warrant to purchase 714,285 shares of Common Stock for an aggregate purchase price of $321,428.

Purchase of Series 5-A Convertible Preferred Stock

On April 19, 2007, SMP paid $250,000 to acquire (a) a warrant to purchase 150,000 shares of Common Stock at a price of $0.50 per share and (b) 250 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which are convertible into 800,000 shares of Common Stock at a price of $0.3125 per share. The warrants were exercisable for a period of two years from the date of issuance. On April 16, 2009, SMP exercised its warrant to purchase 150,000 shares of Common Stock for an aggregate purchase price of $75,000.

On May 1, 2008, SMP paid $1,000,000 to acquire (a) a warrant to purchase 600,000 shares of Common Stock at a price of $0.50 per share, and (b) 1,000 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which are convertible into 3,200,000 shares of Common Stock at a price of $0.3125 per share. The warrants were exercisable for a period of two years from the date of issuance. The warrants expired unexercised. The holders of the Series 5-A Convertible Preferred Stock had certain demand registration rights with respect to the resale of the shares of Common Stock that would be issuable upon conversion of the Series 5-A Convertible Preferred Stock and the warrants issued in connection with the purchase of the preferred stock. The registration statement would be prepared by the Issuer at its expense and filed on Form S-1 or other appropriate form and, once declared effective, allow the registered securities to be sold on a continuous basis and the Issuer will keep the registration statement continuously effective until certain conditions are met which would allow it to stop maintaining its effectiveness. See “Waiver of Registration Rights” below.

Purchase of Series 6-A Convertible Preferred Stock

On March 31, 2008, SMP paid $1,000,000 to acquire (a) warrants to purchase 600,000 shares of Common Stock at a price of $0.50 per share, and (b) 1,000 shares of Series 6-A Convertible Preferred Stock, $0.01 par value, which are convertible into 3,200,000 shares of Common Stock at a price of $0.3125 per share. The warrants were exercisable for a period of two years from the date of issuance. The warrants expired unexercised. The holders of the Series 6-A Convertible Preferred Stock had certain demand registration rights with respect to the resale of the shares of Common Stock that would be issuable upon conversion of the Series 6-A Convertible Preferred Stock and the warrants issued in connection with the purchase of the preferred stock. The registration statement would be prepared by the Issuer at its expense and filed on Form S-1 or other appropriate form and, once declared effective, allow the registered securities to be sold on a continuous basis and the Issuer will keep the registration statement continuously effective until certain conditions are met which would allow it to stop maintaining its effectiveness. See “Waiver of Registration Rights” below.

CUSIP No. 89557N10	SCHEDULE 13D	Page 7 of 11 Pages

2009 Financing

On February 11, 2009, SMP entered into a convertible promissory note, dated as of February 6, 2009, in the principal amount of $500,000 (the “Convertible Note”) with the Issuer at an interest rate of 16% per annum. The Convertible Note was convertible into 800,000 shares of Common Stock at a price of $0.625 per share, which price was adjustable as set forth in the Convertible Note. In August 2012, the Issuer repaid $75,000 of the principal of the Convertible Note. The remaining principal amount and interest was paid on April 7, 2014. The original maturity date of the Convertible Note was November 6, 2009. The Convertible Note includes a conversion feature allowing SMP to convert all or any portion of the entire unpaid principal and any unpaid accrued interest at the date upon which the conversion is to be effected into a number of shares of Common Stock, determined by dividing the sum of the unpaid principal and unpaid accrued interest at the conversion date by the conversion price in effect at the conversion date. The initial conversion price is $0.625, which price is adjustable as set forth in the Notes.

The Convertible Note included a provision granting the SMP certain demand registration rights with respect to the resale of the shares of Common Stock that would be issuable upon conversion of the Convertible Note. The registration statement would have been prepared by the Issuer at its expense and filed on Form S-1 or other appropriate form and, once declared effective, allowed the registered securities to be sold on a continuous basis and the Issuer would have been required to keep the registration statement continuously effective until certain conditions were met which would allow it to stop maintaining its effectiveness.

On February 11, 2009, in connection with issuing the Convertible Note, the Issuer issued to SMP (i) a warrant for the purchase of up to 375,000 shares of Common Stock at an initial exercise price of $0.50 per share and exercisable for a period of three years from the date of issuance; and (ii) a warrant for the purchase of up to 250,000 shares of Common Stock at an initial exercise price of $0.75 per share and exercisable for a period of three years from the date of issuance. These warrants expired unexercised.

On April 7, 2014, the Issuer paid all outstanding principal and accumulated interest related to the Convertible Note.

Extensions

On February 6, 2010, in accordance with the terms of the extension option in the Convertible Note, the Issuer extended the due date of the Convertible Note to August 6, 2011. Pursuant to the terms of the extension option, the Issuer issued to SMP (i) a warrant for the purchase of 125,000 shares at a price of $0.50 per share; and (ii) a warrant for the purchase of 83,333 shares at a price of $0.75 per share. The warrants were exercisable for a period of twenty six months from the date of issuance and expired unexercised. Effective February 1, 2010, the interest rate on the Convertible Note was reduced from 16% to 10% per annum.

On August 16, 2011, SMP and the Issuer extended the maturity date of the Convertible Note to February 6, 2011. In connection with the extension, the Issuer issued to SMP warrants for the purchase of up to 8,500,000 shares of Common Stock at an initial exercise price of $0.01 per share and exercisable for a period of five years from the date of issuance.

On January 30, 2014, SMP agreed to extend the maturity date of the Convertible Note from February 6, 2011 to June 30, 2014.

2011 and 2012 Bridge Loans

On August 1, 2011, SMP entered into a loan with the Issuer in the principal amount of $759,000. In connection with the loan, on January 1, 2014, the Issuer issued to SMP a warrant for the purchase of 850,080 shares of Common Stock at an exercise price of $0.3125 per share. The warrants are exercisable for five years from the date of issuance. The notes associated with the 2011 loan were paid in full, less accumulated interest, in April 2013. The notes bore interest at a rate of 10% per annum. On April 7, 2014, the Issuer paid all accumulated interest related to the 2011 loan.

On February 1, 2012, SMP entered into a loan with the Issuer in the principal amount of $620,000. In connection with the loan, on January 1, 2014, the Issuer issued to SMP a warrant for the purchase of 1,984,000 shares of Common Stock at an exercise price of $0.3125 per share. The warrants are exercisable for five years from the date of issuance. The notes associated with the 2011 loan were paid in full, less accumulated interest, in April 2013. The notes bore interest at a rate of 25% per annum, with 10% per annum payable on a current basis and the remaining 15% per annum payable upon maturity. On April 7, 2014, the Issuer paid all accumulated interest related to the 2012 loan.

CUSIP No. 89557N10	SCHEDULE 13D	Page 8 of 11 Pages

2013 Bridge Loan

On November 20, 2013, SMP entered into a loan agreement with the Issuer in the principal amount of $300,000, which matures on June 30, 2014. The loan bore interest at a rate of 10% per annum on the outstanding principal amount. No warrants were issued in connection with the loan. On April 7, 2014, the Issuer paid all outstanding principal and accumulated interest related to the 2013 loan.

Warrant Exercise

On February 3, 2014, SMP acquired 8,500,000 shares of Common Stock at a price per share of $0.01 pursuant to the exercise of a warrant to purchase 8,500,000 shares of Common Stock (the “Warrant Exercise”).

Sale of Common Stock

On February 3, 2014, SMP sold 3,500,000 shares of Common Stock acquired in connection with the Warrant Exercise to Anthony J. Ciabattoni at a price per share of $0.01.

Waiver of Registration Rights

In February 2014, SMP, together with a majority of the Series 5-A Convertible Preferred Stock and Series 6-A Convertible Preferred stockholders, consented to waive its rights to demand registration. As a result of the majority consent, demand registration rights for all of the stockholders of the two classes of stock, were waived.

Conversion of Convertible Preferred Stock and Common Stock

On December 18, 2013, 2014, SMP notified the Issuer that it intends to convert all of its Series 5-A Convertible Preferred Stock, 6-A Convertible Preferred Stock and Common Stock, excluding the Common Stock to be issued pursuant to the February 3, 2014 warrant exercise (the “Exchanged Securities”), into Series 7-A Convertible Preferred Stock, par value $0.01. As part of the consideration for entering into the 2011 Bridge Financing, SMP was granted the option to convert its Exchanged Securities into Series 7-A Convertible Preferred Stock. Upon election to convert, SMP will receive the number of Series 7-A Convertible Preferred Stock equal to the initial consideration paid for its Exchanged Securities divided by one thousand dollars ($1,000). In connection with the conversion, SMP will receive warrants to purchase a number of shares of Common Stock of the Issuer equal to 1,120 multiplied by the aggregate number of shares of Series 7-A Convertible Preferred Stock issued. The warrants will have an exercise price of $0.3125 and will expire five years from date of issuance. Upon conversion of SMP’s Exchanged Securities (the “Series 7-A Exchange”), the Issuer will issue to SMP 2,713 shares of Series 7-A Convertible Preferred Stock, which will be convertible into 8,681,600 shares of Common Stock, and warrants to purchase up to 3,038,560 shares of Common Stock.

The Issuer expects to consummate the Series 7-A Exchange within the next year.

Item 7. Material to Be Filed as Exhibits

* Exhibit A: Agreement of Joint Filing, dated as of November 18, 2009, between SMP and Brian Potiker.

Exhibit B: Letter Agreement, dated December 26, 2012, between First Physicians Capital Group, Inc. and SMP Investments I, LLC (filed as Exhibit B to the Schedule 13D/A of the Reporting Person filed on April 8, 2014).

Exhibit C: Form of First Group Notes (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on November 2, 2007).

Exhibit D: Form of First Group Warrants (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on November 2, 2007).

Exhibit E: Form of Series 5-A Preferred Stock and Warrant Purchase Agreement (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on May 7, 2008).

CUSIP No. 89557N10	SCHEDULE 13D	Page 9 of 11 Pages

Exhibit F: Form of Warrant issued to each of SMP Investments I, LLC and Ciabattoni Living Trust (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on May 7, 2008).

Exhibit G: Series 6-A Preferred Stock and Warrant Purchase Agreement (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on April 3, 2008).

Exhibit H: Form of Investor Warrant (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on April 3, 2008).

Exhibit I: Form of Convertible Promissory Note issued in favor of SMP Investments I, LLC (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on February 13, 2009).

Exhibit J: Form of Warrant 108 (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Issuer filed on February 13, 2009).

Exhibit K: Form of Warrant 109 (filed as Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on February 13, 2009).

Exhibit L: Form of Warrant (filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on March 26, 2008).

Exhibit M: Form of Warrant (filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on October 23, 2009).

Exhibit N: Form of Warrant (filed as Exhibit 10.4 to the Current Report on Form 8-K of the Issuer filed on October 23 , 2009).

Exhibit O: Form of 2011 Warrant (filed as Exhibit 10.58 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit P: Form of 2011 Promissory Note (filed as Exhibit 10.58 to the 2011 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit Q: Form of 2012 Warrant (filed as Exhibit 10.58 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

Exhibit R: Form of 2012 Promissory Note (filed as Exhibit 10.1 to the Form 10-Q for the quarter ended March 31, 2012 of the Issuer filed on April 4, 2014).

Exhibit S: Form of 2013 Promissory Note (filed as Exhibit 10.57 to the 2013 Form 10-K of the Issuer filed on April 4, 2014).

*	Filed herewith.

CUSIP No. 89557N10	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

SMP INVESTMENTS I, LLC

By:	/s/ Brian Potiker
Brian Potiker, Manager

BRIAN POTIKER

/s/ Brian Potiker
Brian Potiker

CUSIP No. 89557N10	SCHEDULE 13D

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this “Agreement”) is dated as of November 18, 2009, by and among SMP Investments I, LLC, a Michigan limited liability company (“SMP”), and Brian Potiker (“Potiker”).

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Amendment to a Schedule 13D Statement (“Statement”) need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Each of SMP and Potiker does hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement (and one of any future Statements) relating to their ownership of the Common Stock, par value $.01 per share, of FIRST PHYSICIANS CAPITAL GROUP, INC., a Delaware corporation, and does hereby further agree that said Statement(s) be filed on behalf of each of SMP and Potiker. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of FIRST PHYSICIANS CAPITAL GROUP, INC.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SMP INVESTMENTS I, LLC

By:	/s/ Brian Potiker
Brian Potiker, Manager

BRIAN POTIKER

/s/ Brian Potiker
Brian Potiker